Exhibit 99.1

REE Automotive Reports Q3 2024 Results: Reservations Surge by 230% as Production Begins and Liquidity Increases, Reaffirming BoM Breakeven Target for H2 2025

●	Demand for Powered by REE vehicles surges as reservations grow by 230% to $137 million* including reservations for production that extend beyond 2025.

●	Significant progress toward integration of REEs software defined vehicle technology (SDV) into leading OEMs in several vehicle categories.

●	Production of flagship P7 medium duty electric truck kicked-off according to plan targeting first deliveries in H1 2025 supported by strategic partner Motherson and Detroit-based Roush Industries. Production ramp up is targeted for H2 2025 reaffirming Company’s target to reach bill-of-materials (BoM) breakeven in H2 2025 in the low hundreds of vehicles.

●	REE’s Autonomous-ready X by-wire architecture continues to generate strong interest for “full-autonomy” trucks following successful Airbus program.

●	Motherson has begun supply chain management and manufacturing optimization efforts.

●	Liquidity improved by 47% to $88.8 million in cash and cash equivalents at the end of Q3 2024, compared to $60.5 million in the end of Q2 2024, both inclusive of a $15 million credit facility.

●	Free cash flow (FCF) burn continued to narrow in Q3 by 15% year over year (YoY).

●	Secured funding of up to $65 million including credit facilities of $18 million from top tier banks[1] for production ramp up and purchase orders (PO) financing, totaling at $33 million[2] in credit facilities; demonstrating financial sector’s confidence in REE’s business model.

●	Company to hold a conference call at 8:30 a.m. ET today, December 17, 2024, which may be accessed via webcast at http://investors.ree.auto or web registration and via conference call dial-in.

TEL AVIV (December 17, 2024) – REE Automotive Ltd. (Nasdaq: REE) (“REE” or the “Company”), an automotive technology company and provider of full by-wire electric trucks and platforms, today announced financial results for the third quarter ended September 30, 2024 and significant updates following quarter’s end.

CEO Commentary:

“Reservations more than doubled QoQ to $137 million and we continue to see strong and growing demand for REE’s technology and products. We are observing robust interest across the value chain, from fleet owners to vehicle OEMS. On the fleet side, we are seeing fleets reserving priority production for P7 electric trucks over several years, indicating the transition from demo orders to long-term partnerships. Our service network continues to expand as the largest of its kind in North America to support these customers. On the OEM side, it is exciting to see a growing number of OEMs evaluating our technology as the basis for their own software-defined vehicle lineup. I believe that this is a true testament of our ‘complete not compete’ philosophy. We believe this can pave the way to significant software-based revenue generation as a major growth driver for our business,” said Daniel Barel, co-founder and CEO of REE. “We have kicked off P7 production as planned, marking a major milestone. We plan to deliver the first production trucks to our North American customers in the first half of next year. Our supply chain collaboration with strategic partner Motherson and vehicle-assembly with Roush are both progressing well. We reaffirm our target of reaching BoM breakeven in the second half of next year. With strong and growing multi-year demand for our products and technology, with production underway and with the support of Motherson as our global strategic partners, we feel very optimistic about what 2025 will bring. I could not be happier that the talented team at REE is finally seeing the fruits of their labor transform into customer satisfaction.”

Financial Highlights:

●	Secured $45.35 million (gross) from a registered direct offering led by M&G and Motherson Group (Motherson) on September 15, 2024.

●	Secured up to $33 million credit facilities for production ramp up to support growing demand, out of which $18 million were secured subsequent to quarter end.

●	FCF burn continued to narrow with 15% decrease YoY related to continued operational efficiency and substantial completion of the R&D phase of P7 program.

[1]	Out of the $18 million, $15 million is arranged by a detailed non-binding term sheet with definitive documents expected to be completed in the coming weeks
[2]	Out of the $33 million, $15 million were secured in Q3 2023

●	Third quarter U.S. Generally Accepted Accounting Principles (GAAP) net loss was $38.5 million compared to $10.8 million in Q2 2024 and $24.1 million in Q3 2023. QoQ and YoY increases were driven mainly by non-cash losses due to remeasurement of warrants and derivative liabilities following the increase in the Company’s share price as well as by R&D tax credit and grants from the UK government recognized in the previous and corresponding quarters. The YoY increase was partially offset by lower engineering costs related to the development of the P7 EV Platform, lower share-based compensation expense as well as other operational efficiencies. Excluding R&D tax credit in the amount of $5.7 million and warrants and derivative liabilities remeasurement, the GAAP net loss decreased by $2.4 million vs. Q2 2024.

●	Non-GAAP net loss in the quarter was $16.8 million compared to $12.4 million in Q2 2024. The QoQ increase was impacted by R&D tax credit from the UK government recognized in the previous quarter. Excluding the R&D tax credit in the amount of $5.7 million, the GAAP net loss decreased by $1.3 million vs. Q2 2024.

●	On September 30, 2024, REE had 18,927,953 shares issued and outstanding and 32,654,229 shares issued and outstanding on a fully diluted basis.

●	A reconciliation of GAAP to non-GAAP measures has been provided in the financial statement tables included in this press release. An explanation of these measures is also included below under the heading “Non-GAAP Financial Measures.”

Business Highlights:

●	REE’s Service Network expands to 80 locations, one of North America’s largest for pure commercial EVs, as Authorized Dealers’ Network continue to expand.

●	REE’s demo program continues to generate positive feedback from fleets across the United States now crossing 300 demonstrations.

●	REE’s autonomous program with Airbus progresses with the first-ever autonomous drive on an active runway in a large commercial airport demonstrating REE’s full by-wire leadership and technology capabilities. REE’s by-wire technology and software driven vehicles are generating interest with leading autonomous driving (AD) companies looking for a functional-safe platform as the basis for their future autonomous fleets. A second major player in autonomous driving space expressed significant interest following the successful Airbus program, demonstrating ongoing traction with REE’s industry-leading X by-wire technology.

●	CES 2025 Innovation Award signals the rising importance of software defined vehicle technology. REE’s P7-S Software-Defined EV Chassis was named a 2025 CES Innovation Awards® honoree in the Vehicle Tech & Advanced Mobility product category, recognizing the platform’s industry-advancing by-wire technology, modularity and engineering features.

To learn more about REE Automotive’s patented technology and unique value proposition to break new ground in e-mobility, visit www.ree.auto.

*	Reservations include both binding sales orders and non-binding capacity reservations. Reservations are intended to include deliveries over the next few years. There is no guarantee that these reservations will materialize.

REE AUTOMOTIVE LTD.

Condensed Consolidated Statements of Comprehensive Loss

U.S. dollars in thousands (except share and per share data) (Unaudited)

	Three Months Ended			Nine Months Ended
	September 30, 2024	June 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Revenues	$11	$—	$210	$171	$1,153
Cost of revenues	354	651	1,414	1,809	2,357
Gross loss	$(343)	$(651)	$(1,204)	$(1,638)	$(1,204)
Operating expenses:
Research and development expenses, net	12,386	8,063	15,864	35,807	54,075
Selling, general and administrative expenses	5,792	6,931	8,513	19,893	27,443
Total operating expenses	18,178	14,994	24,377	55,700	81,518
Operating loss	$(18,521)	$(15,645)	$(25,581)	$(57,338)	$(82,722)
Income (loss) from warrants remeasurement	(14,400)	2,586	—	(12,520)	—
Financial income (expenses), net	(5,579)	2,130	1,450	(3,318)	3,587
Net loss before income tax	(38,500)	(10,929)	(24,131)	(73,176)	(79,135)
Taxes on income (tax benefit)	(12)	(142)	11	1,282	(160)
Net loss	$(38,488)	$(10,787)	$(24,142)	$(74,458)	$(78,975)
Net comprehensive loss	$(38,488)	$(10,787)	$(24,142)	$(74,458)	$(78,975)
Basic and diluted net loss per Class A ordinary share	$(2.56)	$(0.84)	$(2.39)	$(5.74)	$(7.87)
Weighted average number of ordinary shares used in computing basic and diluted net loss per share	15,015,194	12,844,769	10,117,735	12,968,777	10,037,432

REE AUTOMOTIVE LTD.

Condensed Consolidated Balance Sheets

U.S. dollars in thousands (except share and per share data)

	September 30, 2024	December 31, 2023
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$88,798	$41,232
Short-term investments	—	44,395
Accounts receivable	11	455
Inventory	1,751	463
Other accounts receivable and prepaid expenses	10,943	6,959
Total current assets	101,503	93,504

NON-CURRENT ASSETS:
Non-current restricted cash	2,496	3,008
Other accounts receivable and prepaid expenses	3,216	2,871
Operating lease right-of-use assets	18,995	21,418
Property and equipment, net	17,682	17,099
Total non-current assets	42,389	44,396
TOTAL ASSETS	$143,892	$137,900

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short term loan	$15,003	$15,019
Trade payables	3,596	3,703
Other accounts payable and accrued expenses	9,358	14,046
Operating lease liabilities	3,682	2,411
Total current liabilities	31,639	35,179

NON-CURRENT LIABILITIES:
Warrants liability	30,920	3,400
Convertible promissory notes	9,837	4,806
Deferred tax liability	261	—
Operating lease liabilities	13,528	16,440
Total non-current liabilities	54,546	24,646
TOTAL LIABILITIES	86,185	59,825

SHAREHOLDERS’ EQUITY:
Ordinary shares of no par value	—	—
Additional paid-in capital	968,301	914,211
Accumulated deficit	(910,594)	(836,136)
Total shareholders’ equity	57,707	78,075
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$143,892	$137,900

REE AUTOMOTIVE LTD.

Condensed Consolidated Statements of Cash Flows

U.S. dollars in thousands (Unaudited)

	Nine Months Ended
	September 30, 2024	September 30, 2023
Cash flows from operating activities:
Net loss	$(74,458)	$(78,975)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	2,396	1,570
Accretion income on short-term investments	—	(729)
Share-based compensation	7,421	12,890
Change in fair value of warrants liability	12,520	—
Change in fair value of derivative liability	4,036	—
Amortization of discount of convertible promissory note	338	—
Interest expenses	641	—
Decrease (increase) in accrued interest on short-term investments	895	(426)
Increase in inventory	(1,288)	(425)
Decrease in accounts receivable	444	—
Increase in other accounts receivable and prepaid expenses	(4,329)	(2,669)
Change in operating lease right-of-use assets and liabilities, net	782	914
Increase (decrease) in trade payables	(394)	2,185
Increase (decrease) in other accounts payable and accrued expenses	(3,904)	281
Increase in deferred tax liability	261	—
Decrease in deferred revenue	—	(943)
Loss from property and equipment sales and disposals	131	138
Net cash used in operating activities	(54,508)	(66,189)

Cash flows from investing activities:

Purchase of property and equipment	(2,823)	(3,353)
Purchases of short-term investments	—	(66,864)
Proceeds from short-term investments	43,500	113,516
Net cash provided by investing activities	40,677	43,299

Cash flows from financing activities:

Proceeds from issuance of Ordinary shares, net	45,872	611
Proceeds from exercise of options	13	120
Repayment of short term loan	(15,000)	—
Proceeds from short term loan	15,000	—
Proceeds from issuance of pre-funded warrants	15,000	—
Net cash provided by financing activities	60,885	731

Increase (decrease) in cash, cash equivalents and restricted cash	47,054	(22,159)
Cash, cash equivalents and restricted cash at beginning of year	44,240	59,925
Cash, cash equivalents and restricted cash at end of period	$91,294	$37,766

Reconciliation of GAAP Financial Metrics to Non-GAAP

U.S. dollars in thousands (except share and per share data)

(Unaudited)

Reconciliation of Net Loss to Adjusted EBITDA

	Three Months Ended			Nine Months Ended
	Sep 30, 2024	Jun 30, 2024	Sep 30, 2023	Sep 30, 2024	Sep 30, 2023
Net Loss on a GAAP Basis	$(38,488)	$(10,787)	$(24,142)	$(74,458)	$(78,975)
Financial income (expenses), net	5,579	(2,130)	(1,450)	3,318	(3,587)
Taxes on income (tax benefit)	(12)	(142)	11	1,282	(160)
Loss (income) from warrants remeasurement	14,400	(2,586)	—	12,520	—
Depreciation, amortization and accretion	1,629	1,633	1,234	4,902	3,529
Share-based compensation	1,783	2,815	4,020	7,421	12,890
Adjusted EBITDA	$(15,109)	$(11,197)	$(20,327)	$(45,015)	$(66,303)

Reconciliation of net cash used in operating activities to Free Cash Flow

	Three Months Ended			Nine Months Ended
	Sep 30, 2024	Jun 30, 2024	Sep 30, 2023	Sep 30, 2024	Sep 30, 2023
Net cash used in operating activities	$(16,476)	$(16,807)	$(19,734)	$(54,508)	$(66,189)
Purchase of property and equipment	(907)	(1,051)	(610)	(2,823)	(3,353)
Free Cash Flow	$(17,383)	$(17,858)	$(20,344)	$(57,331)	$(69,542)

Reconciliation of GAAP operating expenses to Non-GAAP operating expenses; GAAP net loss to Non-GAAP net loss, and presentation of Non-GAAP net loss per Share, basic and diluted:

	Three Months Ended			Nine Months Ended
	Sep 30, 2024	Jun 30, 2024	Sep 30, 2023	Sep 30, 2024	Sep 30, 2023
GAAP operating expenses	$18,178	$14,994	$24,377	$55,700	$81,518
Share-based compensation	(1,783)	(2,815)	(4,020)	(7,421)	(12,890)
Non-GAAP operating expenses	16,395	12,179	20,357	48,279	68,628

GAAP net loss	(38,488)	(10,787)	(24,142)	(74,458)	(78,975)
Loss (income) from warrants remeasurement	14,400	(2,586)	—	12,520	—
Loss (income) from derivatives remeasurement	5,485	(1,889)	—	4,037	—
Share-based compensation	1,783	2,815	4,020	7,421	12,890
Non-GAAP net loss	$(16,820)	$(12,447)	$(20,122)	$(50,480)	$(66,085)

Weighted average number of ordinary shares used in computing basic and diluted net loss per share	15,015,194	12,844,769	10,117,735	12,968,777	10,037,432
Non-GAAP basic and diluted net loss per share	$(1.12)	$(0.97)	$(1.99)	$(3.89)	$(6.58)

Non-GAAP Financial Measures

We have provided in this release financial information that has not been prepared in accordance with GAAP. These non-GAAP financial measures are not based on any standardized methodology prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies. We use these non-GAAP financial measures internally in analyzing our financial results and believe they are useful to investors, as a supplement to GAAP measures, in evaluating our ongoing operational performance. We believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing our financial results with peer companies, many of which present similar non-GAAP financial measures to investors.

Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with GAAP. Investors are encouraged to review the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measures provided in the financial statement tables below.

We believe that non-GAAP net loss reflects an additional means of evaluating REE’s ongoing operating results and trends. We believe that this non-GAAP measure provides useful information about our operating results, enhances the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

We believe that Free Cash Flow to be a liquidity measure that provides useful information to management and investors about the amount of cash used in our operational activities and capital expenditures. Free Cash flow burn represents the negative cash outflow used in our activities as explained above.

About REE Automotive

REE Automotive (Nasdaq: REE) is an automotive technology company that allows companies to build electric vehicles of various shapes and sizes on their modular platforms. With complete design freedom, vehicles Powered by REE® are equipped with the revolutionary REEcorner®, which packs critical vehicle components (steering, braking, suspension, powertrain and control) into a single compact module positioned between the chassis and the wheel. As the first company to FMVSS certify a full by-wire vehicle in the U.S., REE’s proprietary by-wire technology for drive, steer and brake control eliminates the need for mechanical connection. Using four identical REEcorners® enables REE to make the industry’s flattest EV platforms with more room for passengers, cargo and batteries. REE platforms are future proofed, autonomous capable, offer a low total cost of ownership (TCO), and drastically reduce the time to market for fleets looking to electrify. To learn more visit www.ree.auto.

Media Contact

Scott Shaffstall

Head of Communication | REE Automotive

+1 949-285-6315

Scotts@ree.auto

Malory Van Guilder

Skyya PR for REE Automotive
+1 651-335-0585
ree@skyya.com

Investor Contact

Dana Rubinstein
Chief Strategy Officer | REE Automotive

Investors@ree.auto

Caution About Forward-Looking Statements

This communication includes certain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, but are not limited to, statements regarding REE or its management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. For example, REE is using forward-looking statements when it discusses growing demand for REE’s products and technology, the potential size and increase of REE’s order book, that REE’s philosophy will pave the way for it to generate software-based revenues, its plan to deliver the first production trucks to its North American customers and the timing thereof, its target of reaching BoM breakeven in the second half of next year as it ramps up production and improves operational efficiencies, and that its successful experience with autonomous programs and full-redundancy by-wire architecture positions it in a leading position at this transformational time for autonomy. In addition, any statements that refer to plans, projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “aim” “anticipate,” “appear,” “approximate,” “believe,” “continue,” “could,” “estimate,” “expect,” “foresee,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” “would”, “designed,” “target” and similar expressions (or the negative version of such words or expressions) may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. All statements, other than statements of historical facts, may be forward-looking statements. Forward-looking statements in this communication may include, among other things, statements about REE’s strategic and business plans, technology, relationships and objectives, including its ability to meet certification requirements, the impact of trends on and interest in our business, or product, intellectual property, REE’s expectation for growth, and its future results, operations and financial performance and condition.

These forward-looking statements are based on REE’s current expectations and assumptions about future events and are based on currently available information as of the date of this communication and current expectations, forecasts, and assumptions. Although REE believes that the expectations reflected in forward-looking statements are reasonable, such statements involve an unknown number of risks, uncertainties, judgments, and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements. These factors are difficult to predict accurately and may be beyond REE’s control. Forward-looking statements in this communication speak only as of the date made and REE undertakes no obligation to update its forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur.

Uncertainties and risk factors that could affect REE’s future performance and could cause actual results to differ include, but are not limited to: REE’s ability to commercialize its strategic plan, including its plan to successfully evaluate, obtain regulatory approval, produce and market its P7 lineup; REE’s ability to maintain and advance relationships with current Tier 1 suppliers and strategic partners; development of REE’s advanced prototypes into marketable products; REE’s ability to grow and scale manufacturing capacity through relationships with Tier 1 suppliers; REE’s estimates of unit sales, expenses and profitability and underlying assumptions; REE’s reliance on its UK Engineering Center of Excellence for the design, validation, verification, testing and homologation of its products; REE’s limited operating history; risks associated with building out of REE’s supply chain; risks associated with plans for REE’s initial commercial production; REE’s dependence on potential suppliers, some of which will be single or limited source; development of the market for commercial EVs; risks associated with data security breach, failure of information security systems and privacy concerns; risks related to lack of compliance with Nasdaq’s minimum bid price requirement; future sales of our securities by existing material shareholders or by us could cause the market price for the Class A Ordinary Shares to decline; potential disruption of shipping routes due to accidents, political events, international hostilities and instability, piracy or acts by terrorists; intense competition in the e-mobility space, including with competitors who have significantly more resources; risks related to the fact that REE is incorporated in Israel and governed by Israeli law; REE’s ability to make continued investments in its platform; the impact of the COVID-19 pandemic, interest rate changes, the ongoing conflict between Ukraine and Russia and any other worldwide health epidemics or outbreaks that may arise and adverse global conditions, including macroeconomic and geopolitical uncertainty; the global economic environment, the general market, political and economic conditions in the countries in which we operate; the ongoing military conflict in Israel; fluctuations in interest rates and foreign exchange rates; the need to attract, train and retain highly-skilled technical workforce; changes in laws and regulations that impact REE; REE’s ability to enforce, protect and maintain intellectual property rights; REE’s ability to retain engineers and other highly qualified employees to further its goals; and other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in REE’s annual report filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 27, 2024 and in subsequent filings with the SEC.